EXIBIT 99.1



                                  ANNOUNCEMENT




                              WPP GROUP PLC ("WPP")
                              --------------------


WPP received on 22nd April 2002 the following notification pursuant to sections 198-202 of the Companies Act 1985.

Barclays PLC, through its subsidiary, Barclays Bank PLC, has a notifiable interest in 3.00% of WPP's issued Ordinary Share Capital.

The registered holders are:-

MSTC Nominees Limited                                       293,200
Barclays Capital Nominees Limited                           773,668
Bank of Ireland Nominees Limited                            320,708
Chase Nominees Limited                                   21,793,284
Chase Manhattan Bank Limited                              7,915,272
Phildrew Nominees Limited                                    86,340
Twenty Nine Gracechurch Street Nominees Limited           2,531,667
Others                                                      947,532
                                                       ------------
                                                         34,661,671
                                                       ------------


23 April 2002